

September 24, 2013

Via E-mail
Richard K. Davis
Chairman, President and Chief Executive Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

     Re: **U.S. Bancorp**
              Form 10-K for the Fiscal year Ended December 31, 2012
              Filed February 22, 2013
              File No. 001-06880

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 13. Annual Report

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operational Risk Management, page 52

1.   We note that you manage risk through a risk management framework and that the Risk Management Committee assesses the most significant risks and enterprise risk management personnel establish policies and interact with business lines. Please describe the process/structure for reporting limit breaches in operational risk management as well as in your other risk management areas. The discussion should address how the information flows up to the Risk Management Committee and board of directors and how quickly breaches are reported.

<u>Line of Business Financial Review, page 61</u>

2.   Please revise your future filings to disclose your methodology for allocating the provision for credit losses among your lines of business. Please also explain whether your loan portfolio classes are aligned with specific lines of business (segments) or whether they are allocated across segments. In this regard, we note in your discussion of current year results for your Wholesale Banking and Commercial Real Estate segment, that the increase in net income was primarily driven by a lower provision for credit losses due to lower net charge-offs and a reduction in the reserve allocation. However, the current year provision reported for this segment significantly differs from the provision allocated to your Commercial and Commercial Real Estate loan portfolio classes as disclosed in Note 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michelle Miller at (202) 551-3368 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

                                            Sincerely,

                                            /s/ Suzanne Hayes
                                            Suzanne Hayes
                                            Assistant Director